                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------
                                SCHEDULE 13E-3

                       RULE 13E-3 TRANSACTION STATEMENT
                 (PURSUANT TO SECTION 13(E) OF THE SECURITIES
                             EXCHANGE ACT OF 1934)


                          Windsor Park Properties 3,
                       A California Limited Partnership
                               (Name of Issuer)

                                N'Tandem Trust

                           Chateau Communities, Inc.

                          Windsor Park Properties 3,
                       A California Limited Partnership
                     (Name of Person(s) Filing Statement)

                     Units of Limited Partnership Interest
                        (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)

                                Steven G. Waite
                            The Windsor Corporation
                            6160 South Syracuse Way
                       Greenwood Village, Colorado 80111
                                 303-741-3707

     (Name, Address and Telephone number of persons authorized to receive notices and communications on behalf of person(s) filing statement)

                                With copies to:
                            Jay L. Bernstein, Esq.
                              Rogers & Wells LLP
                                200 Park Avenue
                         New York, New York 10166-0153
                                (212) 878-8000

     This Statement is filed in connection with (check the appropriate box):

     a.[X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(C) under the Securities Exchange Act of 1934.

     b.[ ] The filing of a registration statement under the Securities Act of 1933.

     c.[ ] A tender offer.

     d.[ ] None of the above.

  Check the following box if the soliciting materials or information statement referred to in checking box "a." above are preliminary copies:

                           Calculation of Filing Fee

--------------------------------------------------------------------------------
  Transaction Valuation                         Anount of Filing Fee
--------------------------------------------------------------------------------
$                                              $
--------------------------------------------------------------------------------

          [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     Amount previously paid:  $2,110.30        Filing party: Windsor Park
                                               Properties 3, A California
                                               Limited Partnership

     Form or registration no.: Schedule 14A    Date Filed: November 19, 1999

     This Transaction Statement on Schedule 13E-3 relates to the proposed sale of the assets of Windsor Park Properties 3, A California Limited Partnership (the "Partnership"), pursuant to a plan of liquidation (the "Plan of Liquidation") adopted by the general partners of the Partnership (the "General Partners").

     Pursuant to the Plan of Liquidation, the Partnership will sell its four wholly-owned properties and its partial ownership interests in four other properties (together, the "Properties") to N'Tandem Trust, an unincorporated California business trust ("N'Tandem"), whose advisory company, The Windsor Corporation, is also the managing general partner of the Partnership (the "Managing General Partner"). Chateau Communities, Inc., which owns the Managing General Partner, also holds 9.8% of the capital stock of N'Tandem.

     In accordance with the Agreement of Limited Partnership of the Partnership (the "Partnership Agreement"), the General Partners are seeking the consent of the holders (the "Limited Partners") of units of limited partnership interest (the "Units") in the Partnership to the sale of assets (the "Sales") and the Plan of Liquidation.

     The Cross Reference Sheet below is furnished pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required to be included in response to the items of this Schedule 13E-3 in the Consent Solicitation Statement (the "Consent Solicitation Statement") included in the Partnership's Schedule 14A filed on November 19, 1999, by the Partnership with the Securities and Exchange Commission (the "Commission") pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The information in the Consent Solicitation Statement is incorporated into this Schedule 13E-3 by reference. The Consent Solicitation Statement is incorporated by reference as Exhibit (d) to this Schedule 13E-3. Capitalized terms not defined herein have the meanings ascribed to them in the Consent Solicitation Statement.

                             CROSS REFERENCE SHEET

                                          Location in Consent Solicitation
Item in Schedule 13E-3                    Statement by Caption
----------------------                     --------------------------------

Item 1.   Issuer and Class of Security
          Subject to the Transaction

          (a) Cover Page. SUMMARY - Purpose of the Consent Solicitation; Proposals 1 and 2.

                                          SUMMARY - Purpose of the Consent
                                          Solicitation; Proposals 1 and 2.
                                          CONSENT PROCEDURES; TRANSACTIONS
                                          AUTHORIZED BY CONSENTS - Record Date;
                                          Required Vote.

                                          SUMMARY - No Established Trading
                                          Market For Units.
          (d)
                                          SUMMARY - Historical Distributions.

          (e)                             Not applicable.

          (f) DESCRIPTION OF THE PROPOSED TRANSACTIONS -Background of the Proposed Transactions.
Item 2.  Identity and Background

          (a) - (d)                       MATERIAL RISK FACTORS AND OTHER
                                          CONSIDERATIONS - Conflicts of
                                          Interest. DESCRIPTION OF THE PROPOSED
                                          TRANSACTIONS -Information Concerning
                                          N'Tandem and Chateau. APPENDIX B -
                                          Information Concerning Officers and
                                          Directors of the Managing General
                                          Partner, N'Tandem and Chateau.

          (e)                             Not applicable.

                                          Location in Consent Solicitation
Item in Schedule 13E-3                    Statement by Caption
----------------------                    --------------------------------

          (f)                             Not applicable.

          (g)                             APPENDIX B - Information Concerning
                                          Officers and Directors of the
                                          Managing General Partner, N'Tandem
                                          and Chateau.

Item 3. Past Contacts, Transactions or
        Negotiations

          (a)(1) DESCRIPTION OF THE PROPOSED TRANSACTIONS -Background of the Proposed Transactions.

             (2) DESCRIPTION OF THE PROPOSED TRANSACTIONS -Background of the Proposed Transactions, and- The Purchase and Sale Agreement.

          (b) DESCRIPTION OF THE PROPOSED TRANSACTIONS -Background of the Proposed Transactions, and- The Purchase and Sale Agreement.

Item 4. Terms of the Transaction

          (a)                             DESCRIPTION OF THE PROPOSED
                                          TRANSACTIONS.

          (b)                             Not applicable.

Item 5. Plans or Proposal of the Issuer
        or Affiliate

          (a) - (g)                       DESCRIPTION OF THE PROPOSED
                                          TRANSACTIONS.

                                          Location in Consent Solicitation
Item in Schedule 13E-3                    Statement by Caption
----------------------                     --------------------------------

Item 6. Source and Amounts of Funds

                                          DESCRIPTION OF THE PROPOSED
          (a) TRANSACTIONS -or Other Consideration The Purchase and Sale Agreement.


          (b) DESCRIPTION OF THE PROPOSED TRANSACTIONS -The Purchase and Sale Agreement, -Solicitation Expenses, and-Estimate of Liquidating
                                          Distributions Payable to Limited
                                          Partners. CONSENT PROCEDURES;
                                          TRANSACTIONS AUTHORIZED BY CONSENTS -
                                          Solicitation of Consents.

          (c) DESCRIPTION OF THE PROPOSED TRANSACTIONS -The Purchase and Sale Agreement - Purchase Prices.

          (d)                             Not applicable.

Item 7.   Purposes, Alternatives,
          Reasons and Effects

          (a) - (c)                       DESCRIPTION OF THE PROPOSED
                                          TRANSACTIONS -Purpose of the Consent
                                          Solicitation; Proposals 1 and 2, and -
                                          Background of the Proposed
                                          Transactions. SPECIAL FACTORS -
                                          Fairness of the Proposed Transactions;
                                          Recommendation of the Proposed General
                                          Partners, - Alternatives Considered,
                                          and -N'Tandem and Chateau's Belief as
                                          to the Fairness of the Proposed
                                          Transactions; N'Tandem's and Chateau's
                                          Reasons for Engaging in the Proposed
                                          Transactions.

                                          Location in Consent Solicitation
Item in Schedule 13E-3                    Statement by Caption
----------------------                    --------------------------------


          (d) DESCRIPTION OF THE PROPOSED TRANSACTIONS -Purpose of the Consent Solicitation; Proposals 1 and 2, - The Purchase and Sale Agreement, - Estimate of Liquidating Distributions Payable to Limited Partners, and - Ownership of Properties by N'Tandem Following Sales. SPECIAL FACTORS - Fairness of the Proposed Transactions; Recommendation of the General
                                          Partners. FEDERAL INCOME TAX
                                          CONSIDERATIONS.

Item 8. Fairness of the Transaction

          (a) - (b)                       DESCRIPTION OF THE PROPOSED
                                          TRANSACTIONS -Background of the
                                          Proposed Transactions. SPECIAL
                                          FACTORS -Fairness of the Proposed
                                          Transactions; Recommendation of the
                                          General Partners, and - N'Tandem's and
                                          Chateau's Belief as to the Fairness of
                                          the Proposed Transactions; N'Tandem's
                                          and Chateau's Reasons for Engaging in
                                          the Proposed Transactions.

          (c) CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Record Date; Required Vote.

          (d) SPECIAL FACTORS - Fairness of the Proposed Transactions; Recommendation of the General Partners, and - Fairness Opinion. MATERIAL RISK FACTORS AND OTHER CONSIDERATIONS - No Appointment of Independent
                                          Representative.

          (e)                             Not applicable.

                                          Location in Consent Solicitation
Item in Schedule 13E-3                    Statement by Caption
----------------------                    --------------------------------
          (f)                             SPECIAL FACTORS - Fairness of the
                                          Proposed Transactions; Recommendation
                                          of the General Partners.

Item 9.   Reports, Opinions, Appraisals
          and Certain Negotiations

          (a) - (c)                       SPECIAL FACTORS - Fairness Opinion -
                                          and Appraisals.

Item 10.  Interest in Securities of the
          Issuer


          (a) CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Record Date; Required Vote.

          (b)                             Not applicable.

Item 11.  Contracts, Arrangements or      Not applicable.
          Understandings with Respect to
          the Issuer's Securities

Item 12.  Present Intention and
          Recommendation of Certain
          Persons with Regard to the
          Transaction


          (a) CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Record Date; Required Vote.

                                          Location in Consent Solicitation
Item in Schedule 13-E-3                   Statement by Caption
-----------------------                   --------------------------------
          (b)                             SPECIAL FACTORS - Fairness of the
                                          Proposed Transactions; Recommendation
                                          of the General Partners.

Item 13. Other Provisions of the


          (a) CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - No Appraisal or Dissenters' Rights.

          (b)                             Not applicable.

          (c)                             Not applicable.

Item 14.  Financial Information

          (a)                             FINANCIAL STATEMENTS. SUMMARY -
                                          Historical Distributions. SUMMARY
                                          HISTORICAL FINANCIAL DATA.
                                          INCORPORATION OF CERTAIN DOCUMENTS BY
                                          REFERENCE.

          (b)                             Not applicable.

Item 15.  Persons and Assets Employed,
          Retained or Utilized
                                          CONSENT PROCEDURES; TRANSACTIONS
          (a)                             AUTHORIZED (a) BY CONSENTS -
                                          Solicitation of Consents.

          (b) CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Solicitation of Consents.

                                          Location in Consent Solicitation
Item in Schedule 13E-3                    Statement by Caption
----------------------                    --------------------------------
Item 16. Additional Information           SUMMARY. SUMMARY HISTORICAL FINANCIAL
                                          DATA. MATERIAL RICK FACTORS AND OTHER
                                          CONSIDERATIONS. DESCRIPTION OF THE
                                          PROPOSED TRANSACTIONS. SPECIAL
                                          FACTORS. SUMMARY OF SELECTED TERMS OF
                                          THE PARTNERSHIP AGREEMENT. THE
                                          PARTNERSHIP'S PROPERTIES. FEDERAL
                                          INCOME TAX CONSIDERATIONS. CONSENT
                                          PROCEDURES; TRANSACTIONS AUTHORIZED BY
                                          CONSENTS. FINANCIAL STATEMENTS.
                                          INCORPORATION OF CERTAIN DOCUMENTS
                                          BY REFERENCE.

Item 1. Issuer and Class of Security Subject to the Transaction.

(a) The name of the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction is Windsor Park Properties 3, A California Limited Partnership, and the address of its principal executive offices is 6160 South Syracuse Way, Greenwood Village, Colorado 80111. The information set forth in the Consent Solicitation Statement on the cover page and under the caption "SUMMARY - Purpose of the Consent Solicitation; Proposals 1 and 2" is incorporated herein by reference.

(b) The class of security which is the subject of the Rule 13e-3 transaction is units of limited partner interest of the Partnership. The information set forth under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

(c) The information set forth under the caption "SUMMARY - No Established Trading Market For Units" in the Consent Solicitation Statement is incorporated herein by reference.

(d) The information set forth under the caption "SUMMARY - Historical Distributions" in the Consent Solicitation Statement is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in the Consent Solicitation Statement under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Background of the Proposed Transactions" is incorporated herein by reference.

Item 2.  Identity and Background.

This Schedule 13E-3 is being filed jointly by N'Tandem Trust, an unincorporated California business trust, which is an affiliate of the Partnership, Chateau Communities, Inc., a Maryland corporation, an entity that controls N'Tandem and the Managing General Partner of Partnership, and Windsor Park Properties 3, A California Limited Partnership (the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction). The information set forth under the captions "DESCRIPTION

OF THE PROPOSED TRANSACTIONS - Information Concerning N'Tandem and Chateau" and "MATERIAL RISK FACTORS AND OTHER CONSIDERATIONS - Conflicts of Interest," in the Consent Solicitation Statement is incorporated herein by reference.

(a)-(d) Information required by this item relating to directors and executive officers of N'Tandem, Chateau, and The Windsor Corporation is set forth in APPENDIX B to the Consent Solicitation Statement, which is incorporated herein by reference.

(e) To the knowledge of N'Tandem, Chateau and the General Partners of the Partnership, none of the persons with respect to whom information is provided in response to this Item 2 was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) To the knowledge of N'Tandem, Chateau and the General Partners of the Partnership, none of the persons with respect to whom information is provided in response to this Item 2 was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

(g) Information required by this item relating to directors and executive officers of N'Tandem, Chateau and The Windsor Corporation is set forth in APPENDIX B to the Consent Solicitation Statement, which is incorporated herein by reference.

Item 3.  Past Contacts, Transactions or Negotiations.

(a) (1) The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Background of the Proposed Transactions" in the Consent Solicitation Statement is incorporated herein by reference.

          (2) The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Background of the Proposed Transactions" and "-The Purchase and Sale Agreement" in the Consent Solicitation Statement is incorporated herein by reference.

(b) The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Background of the Proposed Transactions" and "- The Purchase and Sale Agreement" in the Consent Solicitation Statement is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS" in the Consent Solicitation Statement is incorporated herein by reference.

(b)  Not applicable.

Item 5.  Plans or Proposals of the Issuer or Affiliate.

(a)-(g) The Rule 13e-3 transaction provides for the sale of all of the Partnership's assets, a dissolution and winding up of the Partnership, and a termination of registration of the Units under the Exchange Act. The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS" in the Consent Solicitation Statement is incorporated herein by reference.

Item 6.  Source and Amounts of Funds or Other Consideration.

(a) The information set forth under the caption "DESCRIPTION OF THE PROPOSED TRANSACTIONS - The Purchase and Sale Agreement - Purchase Prices" in the Consent Solicitation Statement is incorporated herein by reference.

(b) The information set forth in the Consent Solicitation Statement under the captions "DESCRIPTION OF THE PROPOSED TRANSACTIONS - The Purchase and Sale Agreement," "- Solicitation Expenses" and "- Estimate of Liquidating Distributions Payable to Limited Partners" and "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Solicitation of Consents" relating to the expenses estimated to be incurred in the transactions, is incorporated herein by reference.

(c) The information contained in the last paragraph under the caption OF THE PROPOSED TRANSACTIONS - The Purchase and Sale Agreement -Purchase Prices" in the Consent Solicitation Statement is incorporated herein by reference.

(d)  Not applicable.

Item 7.  Purpose(s), Alternatives, Reasons and Effects.

(a)-(c) The information set forth under the captions "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Purpose of the Consent Solicitation; Proposals 1 and 2," "- Background of the Proposed Transactions," "SPECIAL FACTORS - Fairness of the Proposed Transactions; Recommendation of the General Partners," "-Alternatives Considered" and "- N'Tandem's and Chateau's Belief as to the Fairness of the Proposed Transactions; N'Tandem's and Chateau's Reasons for Engaging in the Proposed Transactions" in the Consent Solicitation Statement is incorporated herein by reference.

(d) The information set forth under the captions "DESCRIPTION OF THE PROPOSED TRANSACTIONS," "- Purpose of the Consent Solicitation; Proposals 1 and 2," "- Estimate of Liquidating Distributions Payable to Limited Partners," "-Ownership of Properties By N'Tandem Following Sales" and "SPECIAL FACTORS -Fairness of the Proposed Transactions; Recommendation of the General Partners" in the Consent Solicitation Statement is incorporated herein by reference. The information contained under the caption "FEDERAL INCOME TAX CONSIDERATIONS" in the Consent Solicitation Statement is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

(a)-(b) N'Tandem, Chateau and the General Partners of the Partnership reasonably believe that the transaction is fair to the unaffiliated Limited Partners. The information set forth under the captions "DESCRIPTION OF THE PROPOSED TRANSACTIONS - Background of the Proposed Transactions," "SPECIAL FACTORS - Fairness of the Proposed Transactions; Recommendation of the General Partners" and "- N'Tandem's and Chateau's Belief as to the Fairness of the Proposed Transactions; N'Tandem's and Chateau's Reasons for Engaging in the Proposed Transactions," in the Consent Solicitation Statement is incorporated herein by reference.

(c) The information contained under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

(d) The information set forth in the Consent Solicitation Statement under the captions "SPECIAL FACTORS - Fairness of the Proposed Transactions; Recommendation of the General Partners," "- Fairness Opinion" and "MATERIAL RISK FACTORS AND OTHER CONSIDERATIONS - No Appointment of Independent Representative" is incorporated by reference.

(e) The proposed transactions were approved by both of the General Partners of the Partnership. As a limited partnership, the Partnership does not have directors. All of the directors of the Managing General Partner were appointed by Chateau. All of the directors of the Managing General Partner approved the proposed transactions.

(f) The information contained under the caption "SPECIAL FACTORS - Fairness of the Proposed Transactions; Recommendation of the General Partners" in the Consent Solicitation Statement is incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

(a)-(c) The information contained under the captions "SPECIAL FACTORS -Fairness Opinion," and "- Appraisals" in the Consent Solicitation Statement is incorporated herein by reference.

Item 10. Interest in Securities of the Issuer.

(a) The information contained under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

(b)  Not applicable.

Item 11. Contracts, Arrangements or Understandings with
         Respect to the Issuer's Securities.

Not applicable.

Item 12. Present Intention and Recommendation of Certain
         Persons with Regard to the Transaction.

(a) The information contained under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Record Date; Required Vote" in the Consent Solicitation Statement is incorporated herein by reference.

(b) The information set forth under the caption "SPECIAL FACTORS - Fairness of the Proposed Transactions; Recommendation of the General Partners" in the Consent Solicitation Statement is incorporated herein by reference. No other person has made a recommendation required to be described herein.

Item 13. Other Provisions of the Transaction.

(a) The information set forth under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - No Appraisal or Dissenters' Rights" in the Consent Solicitation Statement is incorporated herein by reference.

(b)  Not applicable.

(c)  Not applicable.

Item 14. Financial Information.

(a) The information set forth under the captions "FINANCIAL STATEMENTS," "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE," "SUMMARY - Historical Distributions" and "SUMMARY HISTORICAL FINANCIAL DATA" in the Consent Solicitation Statement is incorporated herein by reference.

  (b)  Not applicable.

  Item 15. Persons and Assets Employed, Retained or Utilized.

  (a) The information set forth under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Solicitation of Consents" in the Consent Solicitation Statement is incorporated herein by reference.

  (b) The information set forth under the caption "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS - Solicitation of Consents" in the Consent Solicitation Statement is incorporated herein by reference.

  Item 16. Additional Information.

  The information set forth in the Consent Solicitation Statement under each of the following headings is incorporated herein by reference: "SUMMARY," "SUMMARY HISTORICAL FINANCIAL DATA," "MATERIAL RISK FACTORS AND OTHER CONSIDERATIONS," "DESCRIPTION OF THE PROPOSED TRANSACTIONS," "SPECIAL FACTORS," "SUMMARY OF SELECTED TERMS OF THE PARTNERSHIP AGREEMENT," "THE PARTNERSHIP'S PROPERTIES," "FEDERAL INCOME TAX CONSIDERATIONS," "CONSENT PROCEDURES; TRANSACTIONS AUTHORIZED BY CONSENTS," "FINANCIAL STATEMENTS," and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

  Item 17.  Materials to be Filed as Exhibits.

  (a)     Form of Promissory Note of N'Tandem in favor of Chateau.

  (b)(1)  Appraisals of Whitcomb Real Estate, Inc.

          (A)     Ponderosa
          (B)     The Pines
          (C)     Shady Hills
          (D)     Trailmont
          (E)     Big Country Estates
          (F)     Apache East/Denali Park
          (G)     Harmony Ranch

  (b)(2)  Fairness Opinion of Legg Mason Wood Walker, Incorporated.

  (d) Preliminary Consent Solicitation Statement and related proxy materials.*

  4       Agreement of Limited Partnership of the Partnership.

  23.1    Consent of Whitcomb Real Estate, Inc.

  23.2    Consent of Legg Mason Wood Walker, Incorporated.

  23.3    Consent of PricewaterhouseCoopers LLP**
_____________________

* Incorporated by reference to the Consent Solicitation Statement, including the Appendices thereto, and related proxy materials included in the Partnership's Schedule 14A filed with the Commission on November 19, 1999.
** To be filed by amendment.

                                   Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          WINDSOR PARK PROPERTIES 3,
                                          A California Limited Partnership


                                          By:  The Windsor Corporation,
                                                general partner

                                          By: /s/ Steve Waite
                                             _______________________________
                                             Name:  Steve Waite
                                             Title: President

                                          Date: November 19, 1999

                                   Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             N'TANDEM TRUST


                                             By: /s/ Gary P. McDaniel
                                                _______________________
                                                Name:  Gary P. McDaniel
                                                Title: Trustee


                                             Date: November 19, 1999

                                   Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   CHATEAU COMMUNITIES, INC.


                                   By: /s/ Gary P. McDaniel
                                      _________________________
                                      Name:  Gary P. McDaniel
                                      Title: Chief Executive Office


                                   Date: November 19, 1999

                               INDEX TO EXHIBITS


EXHIBIT NO.                        DESCRIPTION
-----------                        -----------
(a)            Form of Promissory Note of N'Tandem in favor of Chateau.

(b)(1)         Appraisals of Whitcomb Real Estate, Inc.
               (A) Ponderosa
               (B) The Pines
               (C) Shady Hills
               (D) Trailmont
               (E) Big Country Estates
               (F) Apache East/Denali Park
               (G) Harmony Ranch

(b)(2)         Fairness Opinion of Legg Mason Wood Walker, Incorporated.

(d) Preliminary Consent Solicitation Statement and related proxy materials.*

4              Agreement of Limited Partnership of the Partnership.

23.1           Consent of Whitcomb Real Estate, Inc.

23.2           Consent of Legg Mason Wood Walker, Incorporated.

23.3           Consent of PricewaterhouseCoopers LLP**

_____________________

* Incorporated by reference to the Consent Solicitation Statement, including the Appendices thereto, and related proxy materials included in the Partnership's Schedule 14A filed with the Commission on November 19, 1999.

** To be filed by amendment.